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                                                                  Exhibit (a)(8)


PRESS RELEASE
FOR IMMEDIATE DISTRIBUTION
TERRY C. BLACK

DATATRAK INTERNATIONAL, INC.
TO COMMENCE TENDER OFFER
FOR UP TO 3,300,000 OF ITS COMMON SHARES

         CLEVELAND, Ohio, July 12, 1999 - DataTRAK International, Inc. (Nasdaq;
DATA), formerly known as Collaborative Clinical Research, Inc., today announced that it will commence a tender offer for up to 3,300,000 of its Common Shares.

         Under the terms of the offer, which expires at 5:00 p.m., Eastern Daylight Savings Time, on Monday, August 9, 1999 (unless extended), shareholders may tender Common Shares at a purchase price of $6.00 per share, net to the seller in cash. The Company, at the close of the offer, will purchase up to 3,300,000 Common Shares. Shareholders may withdraw their tender at any time until August 9, 1999.

         DataTRAK International's President & CEO, Dr. Jeffrey A. Green stated, "This share repurchase is another important step in our efforts to enhance shareholder value. Over the past year, we pursued a sale of the Clinical Division, which represented our core business and the source of almost all of our revenues. We successfully completed the sale of the Clinical Division to West Pharmaceutical Services in April 1999. Throughout the sale process, we continued to invest in our technology product, DataTRAK EDC(TM), with the objective of developing a strategic relationship with an anchor client. That continuing investment was prompted by our belief that the electronic data capture market would eventually emerge and that we possessed one of the most technically sound and experienced products in this industry sector. Our recently announced software licensing and master services agreement with Quintiles, Inc. has reinforced those beliefs, and provides us with significant opportunities to deploy our electronic data capture product in the United States and abroad.

         "Our business has changed significantly over the past year. As a result, we now have two categories of shareholders---those who invested in the site management organization business conducted by the Clinical Division, and those who invested based upon the opportunities presented by DataTRAK. This tender offer is intended to take into account the interests of both constituencies by providing all shareholders an opportunity to obtain liquidity for a significant portion of their investment."

         Details of the tender offer are being mailed to all shareholders of record. McDonald Investments, Inc. is serving as Dealer Manager for the tender Offer. Shareholders who have questions regarding the tender offer may call MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (toll free).

         DataTRAK International, Inc. is a leading provider of software products and related services to the pharmaceutical, biotechnology, and medical device industries. DataTRAK EDC(TM) software and its earlier versions have successfully supported more than 31 clinical studies encompassing over 500 clinical sites and 17,000 patients. DataTRAK International, Inc. has offices in Cleveland, Ohio and Bonn, Germany.


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         Except for the historical financial information contained in this press release, the statements made in this release are forward looking statements. Factors that may cause results to differ materially from those in the forward looking statements include the ability of the Company to absorb corporate overhead and other fixed costs in order to successfully market the DataTRAK EDC(TM) software; the development and fluctuations in the market for electronic data capture technology; the degree of the Company's success in obtaining new contracts; the timing of payments from sponsors and the timing of sponsor decisions to conduct new clinical trials or cancel or delay ongoing trials; the continued unreliability of the intranet software dependence, on key personnel; governmental regulation; the early stage of the Company's DataTRAK business and operations; and general economic conditions. In addition, the Company's success depends on the outcome of various strategic initiatives it has undertaken, all of which are based on assumptions made by the Company concerning trends in the clinical research market and the health care industry.

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CONTACT:

Jeffrey A. Green, Pharm.D., FCP                              Terry C. Black
President and Chief Executive Officer                        Chief Financial Officer
DataTRAK International, Inc.                                 DataTRAK International, Inc.
216/921-6505 ext. 112                                        216/921-6505  ext. 110
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